Exhibit 19.1

Fellow Stockholders:

Tellabs' third quarter results continued a trend that has been in place for some time now -- increasing revenue and earnings. Revenue for the quarter amounted to $309.4 million, an increase of 32 percent over revenue last year of $234.3 million in the third quarter. Net income for the quarter was $64.3 million, up 39.4 percent over income of $46.1 million last year. Earnings per share were 34 cents for this year's third quarter and 25 cents in the third quarter of last year.

The story is similar for the first nine months of the year, but because there were some unusual events during the past two years, more explanation is needed. Sales through the first nine months of this year amount to $849.2 million, a robust 42.5 percent over sales of $596.1 million through nine months last year. Net income through the nine-month period amounted to $186.2 million, a figure that includes an after-tax gain of $13.9 million on sale earlier in the year of stock held as an investment. Through the first three quarters of last year, net income amounted to $58.6 million. That figure, however, also includes a write-off of in-process R&D resulting from an acquisition amounting to $54.1 million after taxes. Earnings per share thus far this year are $1.00 (93 cents excluding the after-tax gain), compared to 32 cents last year (61 cents if the effects of the write-off are excluded).

Third quarter revenue, like that for most reporting periods of late, was driven by sales of the TITAN (a registered trademark of Tellabs Operations, Inc.) 5500 digital cross-connect system in North America and the MartisDXX (a trademark of Tellabs Oy) digital multiplexer in the rest of the world. Both systems generated sales well in excess of those for the comparable period last year. Echo canceller sales were also above those of a year ago, and, happily, sales of the CABLESPAN (a registered trademark of Tellabs Operations, Inc.) cable transport system were appreciable and well above those of last year.

During the quarter we began shipping Feature Package 5.0 for the TITAN 5500 system, a hardware and software release that enables the TITAN system to manage high-speed traffic on multiple fiber-optic rings. This release simplifies management of multiple network elements and greatly expands the attractiveness of the TITAN system in network applications involving protected optical ring architectures.

The third quarter was noteworthy for reasons other than financial results and technology, too. During the late summer we began occupying the 300,000-square-foot addition to our Bolingbrook facility, which will soon house more than 1,000 Tellabs people. The new space provides badly needed manufacturing space, attractive office and laboratory areas, and expanded conference and meeting accommodations. It also will very soon be home to our customer training activities and to most of our employee

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training as well.  We are also now well along in expansion projects in
Finland and Ireland. A new manufacturing facility is scheduled to come on line next February in Helsinki, with office and laboratory facilities to follow about a year later. Construction of manufacturing, office and laboratory space is also under way in Shannon, Ireland, with occupancy expected about a year from now. All of these facilities, and the recent expansion of our Texas facility, are funded from operating cash flow.

The company continues to focus on customer satisfaction and globalization as its primary objectives. We believe our prospects for continuing success are good, but only if these two objectives continue to guide our efforts and activities. We are, I believe, making progress in both areas. Competition in all aspects of telecommunications is increasing, and with it comes change, often with unanticipated consequences. An example of this is the consolidation of already large players into very large organizations with global aspirations that cross some traditional industry boundaries. That makes for some exciting times, but it also complicates both the planning and the execution for all concerned, including those only indirectly involved. Complications notwithstanding, such things provide opportunity for the prepared, which is, I suggest, a call to action. Tellabs people are working on it!

Sincerely,

s\ Michael J. Birck
-----------------------

   Michael J. Birck
Chief Executive Officer


Third Quarter Earnings Release (website link to this information which is attached hereto as Exhibit 19.2)

     Results of Operations

     Condensed Consolidated Balance Sheet


Common Stock Market Data

Tellabs' common stock is listed on The Nasdaq Stock Market under the symbol TLAB and appears in most daily newspaper stock tables as Telabs. At February 17, 1997, there were approximately 3,035 stockholders of record. Tellabs is a component of the Nasdaq-100 Index and the Standard & Poor's 500 Index.






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10-K Report

Stockholders may obtain without charge a copy of the Tellabs 1996
Form 10-K as filed with the Securities and Exchange Commission upon request to:

     Secretary
     Tellabs, Inc.
     4951 Indiana Avenue
     Lisle, Illinois 60532 U.S.A.
     Edgar Archives

For Tellabs investor relations contact:

     Tom Scottino
     1.630.378.7504
     Tom_Scottino@pcmail.tellabs.com


Except for historical information, the matters discussed or incorporated by reference in this letter are forward-looking statements that involve risks and uncertainties associated with competition, market growth, customer acceptance and timely availability of products and features, as well as other risks that may be detailed from time to time in the company's filings with the Securities and Exchange Commission. Tellabs' actual future results could differ materially from those discussed here. The company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events.




















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